Liquid Media Announces Issuance of Cease Trade Order By the British Columbia Securities Commission to Investors Residing In British Columbia, Canada

VANCOUVER, British Columbia, March 11, 2022 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) discloses the issuance of a cease trade order (“CTO”) by the British Columbia Securities Commission (“BCSC”) under National Instrument 51-102 – Continuous Disclosure Obligations effective March 9, 2022, as a result of the Company not having filed its audited annual financial statements, accompanying management’s discussion and analysis and annual information form for the financial year ended November 30, 2021 (together, the “Annual Filings”).

As previously announced on March 4, 2022, the Company has experienced unexpected delays in consolidating financial information from, and completing purchase accounting for its recently acquired operations. However, the Company is actively and expeditiously working with its auditors to file the Annual Filings with the BCSC and Form 20-F with the SEC in accordance with its requirements and deadlines, at which point the Company will seek to have the BCSC’s CTO revoked.

The BCSC CTO applies to those investors residing in British Columbia, and does not apply to investors who reside outside of British Columbia, including those investors residing in the United States, who may continue to trade in the Company’s common shares, The Company’s common shares continue to be listed and trade on the Nasdaq Stock Market.

The Company also confirms, as of the date of this news release, that there is no other material information concerning the affairs of the Company that has not been generally disclosed.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Liquid’s blockchain framework, developed with Eluvio, is enabling independent producers and content creators to leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, access production funding, sell merchandise and other special access experiences, and broadcast directly to global audiences on their own terms.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Investor / Business
Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

Industry
Jane Owen
Jane Owen PR
+1 (323) 819-1122
jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release may constitute "forward-looking information", including those regarding the filing of the Annual Filings and the revocation of the CTO. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends”, “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.